

MOGOTE PROJECT LOCATION MAP
SAN JUAN PROVINCE, ARGENTINA
N
2400000 mE
2500000 mE
6800000 mN
6700000 mN
6600000 mN
6500000 mN
Mogote Project
Villa Unión
Rodeo
SAN JUAN
San Agustin del Valle Fértil
Calingasta
SAN JUAN
San Juan
0
40
80
kilometers
LEGEND
Rivers
Province Boundary
Roads
Cities
Property Boundary
Drawn Jan. 2005, revised May 5, 2007
Amera Resources Corporation


N
ECUADOR
COLOMBIA
PERU
BRAZIL
Trujillo
Junin Department
Lima
COCHA
Huancayo
Cuzco
BOLIVIA
CHILE
0 100 200 Kilometers
Cocha Property Location
Junin Department, Peru
Amera Resources Corporation
drawn Dec. 2006, rev. May 5, 2007


ACERO, CRUZ DE MAYO AND FUYANI PROPERTIES
LOCATION MAP
DEPARTMENT OF CUSCO, PERU
N
CUZCO
Chinchaipujio
Ccapi
ACOMAYO
Capacmarka
Accha
Pamputa
8440000 mN
Mara
FUYANI
San Juan
Kenco Ccasa
Haquira
Colquemarca
8400000 mN
Santo Tomas
ACERO
Velille
CRUZ DE MAYO
Cayarani
840000 mE
880000 mE
40km
PERU
Lima
Cusco
LEGEND
Roads
Cities
Property Boundary
Drawn June 2006, revised May 5, 2007
Amera Resources Corporation


N
ECUADOR
COLOMBIA
PERU
BRAZIL
Trujillo
MITU
JUNIN DEPARTMENT
Lima
Huancayo
Cuzco
BOLIVIA
Mitu Property Location
Junin Department, Peru
Amera Resources Corporation
drawn Dec. 2006, rev. May 5, 2007
0 100 200 Kilometers
CHILE



N
8830000 mN
882000 mN
8810000 mN
345000 mE
355000 mE
Lima
Laguna Gold
Quicay
Cerro de Pasco
Laguna Gold Property
Colquijirca
Smelter
Marcapunta
Gualquepaqui
San Gregorio
5 km
Mines
Geochemical/Geophysical Targets
Laguna Gold Project
Pasco Department, Peru
Jan. 2007
AMERA


ROY AND HILLS PROPERTIES
LOCATION MAP
NEVADA, USA
Gabbs
N
4300000 mN
4275000 mN
4250000 mN
4225000 mN
Hills
Roy
Mineral County
Nye County
Esmeralda County
Tonopah
450000 mE
475000 mE
500000 mE
25km
LEGEND
County Boundaries
Roads
Cities
Property Boundaries
Drawn April 2005, revised May 5, 2007
Amera Resources Corporation